SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------



                                    FORM U-7D

                                ----------------



                        CERTIFICATE PURSUANT TO RULE 7(d)
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
               (As adopted in Release No. 35-18000, May 31, 1973)


                  (Reflecting transfer of beneficial ownership)



         The undersigned certify that this certificate accurately summarizes, as required in the instructions hereto, the information requested as to the lease identified herein and the transactions for the financing thereof.


1.       Lessee public-utility company

         El Paso Electric company
         303 North Oregon Street
         El Paso, Texas 79401

2.       Date: Lease dated as of May 1, 1980.

3.       Date facility placed in service

         June 12, 1980.

4.       Initial term of lease

         "stub" period     6/12 - 7/2/80
         20 year term      7/2/80 - 7/2/2000

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4a.      Renewal options

         The lease may be extended for one five-year period and thereafter one two-year period at Lessee's election.

5.       Brief description of facility

         Westinghouse Electric Corporation W-501B4 Econo-Pak combustion Turbine Generating Unit consisting of one 73 megawatt combustion turbine directly connected to generator, complete with gas turbine mechanical package, gas turbine electrical package, gas turbine starting package, controller, main transformer, water tank, fuel tank, and other auxiliary equipment.

6.       Manufacturer or supplier

         The Owner Trustees named in Item 9 below purchased the turbine and other components of the Combustine Turbine Generating Unit from Michael McCune, not in his individual capacity but solely as trustee under a Trust Agreement dated as of December 15, 1977, between him and Shannon Research Corporation, and purchased certain other components and auxiliary equipment from El Paso Electric Company. The original manufacturers or suppliers were Westinghouse Electric Corporation, which manufactured and supplied the Combustine Turbine Generating Unit, General Electric Company, which manufactured and supplied the transformer, and Brown & Root, Inc., which built or supplied the remaining items.

7.       Cost of facility:  $11,800,000.

8.       Basic rent

         Initial term:  $30,015,896

8a.      Periodic installments

         The lease rentals, payable semi-annually in arrears on January 2 and July 2 of each year will be as follows:

      Semi-Annual                           Rent Per Rental Period
        Period                Dates        (as % of Lessor's Cost)   (Amount)
      -----------             -----        -----------------------   --------
        "stub"            6/12/80-7/2/80              0%                $0
        1 & 2             1/2/81-7/2/81               0%                $0
         3-21             1/2/81-1/2/91            6.0929%           $718,962
        22-40            7/2/81-7/2/2000           7.2951%           $860,822

9.       Holder of legal title to facility

         First Security Bank, N.A. (formerly First Security Bank of Utah, N.A.) and Randy R. Marchant (as successor to Robert S. Clark), as not in their individual capacities but solely as the Owner Trustees under a Trust Agreement dated as of May 1, 1980, between the Owner Trustees and The Bank of New York.

         Address: P.O. Box 30007
                  Salt Lake City, Utah  84125

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10.      Holder of beneficial interest

  Name and                                          Amount         Percent of
  Address                                           Invested       Equity
  --------                                          --------       ----------
Initial:     The Bank of New York                   $11,800,0001   100%
             48 Wall Street
             New York, NY 10005

Transferee:  SIP-GT I, Inc.                         $ 9,800,8252   100%
             c/o Southern Indiana Properties, Inc.
             100 N.W. Second Street,
             Suite 310
             Evansville, IN 47708-0006
----------------------------------------------------------------

1. $3,543,517.58 of this amount was contributed to the Trust as an equity investment by the Bank of New york and the balance of $8,256,482.42 was borrowed as set forth in Item 11 below.

2. This amount includes the assumption of the note obligation identified in item 11 below.


11. If part or all of the financing is supplied by loan on which only principal and interest is payable, state:

         Amount borrowed:     8,256,482.42
         Interest rate:       15-3/4%
         Number of lenders:   5
         Terms                of   repayment:   For  each
                              $1,000,000   of   principal
                              amount  of the notes to the
                              lenders     payments     of
                              principal    and   interest
                              shall be as follows:

                              Payment Date               Amount of Payment

                              1/2/81-12/1/81             $54,984.61
                              1/2/82-12/2/92             $60,460.76
                              1/2/93-12/2/93             $55,491.28
                              1/2/94-12/2/94             $50,591.66
                              1/2/95-12/2/95             $46,245.29
                              1/2/96-12/2/96             $42,011.28
                              1/2/97-12/2/97             $38,791.07
                              1/2/98-12/2/98             $36,563.06
                              1/2/99-12/2/99             $34,193.79
                              1/2/2000-12/2/2000         $35,267.92


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Date Executed             Signature of Holder of Legal Title
-------------             ----------------------------------
December 1, 1997          FIRST SECURITY BANK N.A. and RANDY R.
                          MARCHANT, not in their individual capacities, but solely as trustees under a Trust Agreement dated as of May 1, 1980 between them and SIP-GT I, Inc. (assignee of interest initially held by The Bank of New York), as Owner Trustees

                          By:      FIRST SECURITY BANK, N.A.,
                                   not in its individual capacity, but
                                   solely as Corporate Trustee,


                          By:      /s/ Janeen R. Higgs
                                   ------------------------------
                          Title:   Assistant Trust Officer


                          By:      /s/ Randy R. Marchant
                                   ------------------------------
                                   RANDY MARCHANT, not in his individual
                                   capacity, but solely as Individual Trustee



Date Executed             Signature of Holder of Beneficial Interest
-------------             -----------------------------------------
December 1, 1997          SIP-GT I, INC.


                          By:      /s/ Glenn E. Jungen
                                   -----------------------------
                          Title:   Vice President


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